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                                        FOR IMMEDIATE RELEASE

                                        Contact:
                                        The Liposome Company, Inc.
                                        Brooks Boveroux, Vice President
                                         (609) 452-7060
                                        Noonan Russo Communications
                                        (212) 696-4455
                                        Ernie Knewitz (media) ext. 204
                                        Barbara Lindheim (investor) ext. 237



             U.S. PHASE III STUDY OF VENTUS(TM) SHOWS NO DIFFERENCE
                 BETWEEN DRUG AND PLACEBO IN TREATMENT OF ARDS


Princeton, NJ -- June 25, 1997 -- The Liposome Company, Inc. (Nasdaq: LIPO) today announced the results of its Phase III study of Ventus(TM) in the treatment of Acute Respiratory Distress Syndrome (ARDS). The Company's analysis of the two arms of the study showed no significant difference between patients receiving Ventus(TM) or placebo either in reducing the time on mechanical ventilation or in 28 day mortality. No safety concerns for the drug were identified.

"We are very disappointed in the results of this study," said Charles A. Baker, Chairman and Chief Executive Officer. "We will continue to evaluate the drug to determine whether it can play a role in the treatment of patients with ARDS. We will also continue to evaluate whether it may be useful in other clinical settings."

Mr. Baker continued, "In addition to our work in the area of inflammation, the Company has developed a franchise in cancer treatment. ABELCET(R) is being marketed by the Company to treat systemic fungal infections in immunocompromised patients, the vast majority of whom have undergone cancer treatment. Other oncology products in development include TLC D-99, which is in two Phase III clinical studies as a first-line treatment for metastatic breast cancer, and TLC ELL-12, a novel therapeutic that is in pre-clinical testing."



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The Liposome Company is a broad-based  biopharmaceutical  company developing and marketing products based on its knowledge of lipid technology. ABELCET(R) (Amphotericin B Lipid Complex Injection) is marketed in the U.S. and other countries for the treatment of severe systemic fungal infections. TLC D-99 and other products are being developed to treat various cancers. Research is being conducted in the area of bioactive lipids that may have therapeutic activity.



           Except for historical information, this press release contains forward-looking statements that involve risks and uncertainties, including but not limited to statements regarding the possibility of developing or commercializing Ventus(TM), TLC D-99, TLC ELL-12, or any other product. While these statements reflect our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary, including the risk factors identified from time to time in the Company's SEC filings.







              This release is also available at http:\\www.lipo.com



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